S A M E X M I N I N G C O R P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTCQB

NEWS RELEASE – No. _6-12	September 18, 2012

EXTENSION OF WARRANT TERM
SAMEX is applying to the TSX Venture Exchange to extend the term of warrants for the purchase of 17,583,720 shares at $0.70 per share.  These warrants were originally issued for a two-year term expiring on November 1, 2012.  SAMEX is making application to extend the term of these warrants for two additional years until November 2, 2014.   The exercise price of the warrants will remain at $0.70 per share.  A Director/Control Person of SAMEX, Sasan Sadeghpour holds 10,164,000 of these warrants.

“Jeffrey Dahl”
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.